Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is an advertisement that Central Pacific Financial Corp. placed in newspapers in Hawaii on May 14, 2003 and posted on its website (www.cpbi.com) on May 14, 2003.

Text section of graphic shown above

Q:	Who said Central Pacific and CB Bancshares together "would be more competitive and viable...in the 21st century"?
&
A:	CB BANCSHARES' CEO, THAT'S WHO.

That's Ronald K. Migita, CEO of CB Bancshares, who today opposes Central Pacific's $70.24* offer to combine CPF and CBBI. The idea of combining our two companies goes back three years, when CB Bancshares proposed a merger (also including Island Insurance). In a memo dated January 5, 2000, Mr. Migita sent a clear message why:

1. LOCAL CONTROL:    "...becoming one of the largest locally based companies would increase the likelihood of remaining as such."

2. BETTER COMPETITOR:    "Larger size would enhance the public perception and...[provide] more visibility to customers and investors thereby becoming a more effective competitor..."

3. BETTER FOR CUSTOMERS:    "CPBI's [CPF] strong retail deposit base complements CBBI's strong residential mortgage base..."

4. COST SAVINGS THROUGH BRANCH CLOSURES:    "Cost cutting through the following initiatives:
a) consolidation of back office functions, b) closure of overlapping branch locations..."

5. THE STRONGEST STOCK TO OWN IS CENTRAL PACIFIC'S:    "The stock of CPBI [CPF] would be used as the stock of the new entity due to its favorable perception in the investment community. CPBI [CPF] would be positioned as the "big brother" and CBBI as the "little brother".

We agreed with all these arguments. Still do. We didn't pursue a deal back then, partly because adding an insurance company to the mix wasn't in our business plan. But this March, we asked Mr. Migita to discuss again a friendly combination. We've offered 50% more than the price at which CBBI stock was trading before our offer (and 35% is in cash). We're offering a 230% increase in CBBI's dividend on a per share basis. We're hearing very positive things from major CBBI shareholders.
We hoped Mr. Migita would still be enthusiastic, but that's not the case.

Only two things have changed in the past three years:
the financial attractiveness of the offer we presented to Mr. Migita—and his message.

TIRED OF MIXED MESSAGES? SEND A MESSAGE YOURSELF:
VOTE TO LET CBBI SHAREHOLDERS DECIDE.

IF YOU ARE A SHAREHOLDER OF CB BANCSHARES:

  •
  Wait until you receive our proxy card for the June 26 shareholder meeting.

  •
  Then vote YES at the June 26 meeting called by your fellow shareholders so that you can decide whether to pursue this compelling combination.

  •
  Do NOT vote the proxy card for the May 28 shareholder meeting called by CBBI management; they're asking you to vote on a proposal related to our old offer.

    (And if you'd like a copy of Mr. Migita's 2000 memo, visit our website at www.cpbi.com).

CENTRAL PACIFIC FINANCIAL AND CB BANCSHARES: a combination that's good for shareholders, good for customers, good for employees,
and best of all, good for Hawaii.	[LOGO]	Central Pacific Bank
Help make it happen. *Based on the price of CPF's common stock as of 5/13/2003.		Member FDIC cpbi.com	FIERCELY LOYAL BANKING

FORWARD LOOKING INFORMATION: This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projects for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. On May 5, 2003 and May 9, 2003, CPF filed preliminary proxy statements for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of names, affiliations and interests of the participants in any such solicitation is contained in CPF's preliminary proxy statements on Schedule 14A as filed on May 5, 2003 and May 9, 2003. Information about the directors and executive officers of CPF and their ownership and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.